

Patriot Revenue Share Interests



ALL AMERICAN GUNSLINGERS, INC.
PATRIOT REVENUE SHARE INTERESTS

PATRIOT REVENUE SHARE INTERESTS SUBSCRIPTION AGREEMENT

This PATRIOT REVENUE SHARE INTERESTS SUBSCRIPTION AGREEMENT ("Agreement") is entered into on _____by and between:

All American Gunslingers, Inc. ("Company" or "Issuer")

and

_____ ("Investor"),

Collectively referred to as the "Parties."

RECITALS

Company is offering up to 2,470 Revenue Share Interests at $500 per Revenue Share Interest (the "Interests").

The Interests are securities as defined by the Securities Act of 1933, as amended (the "Securities Act").

Investor understands that the Offering is being made without registration of the Interests under the Securities Act, or any securities law of any state of the United States or any other jurisdiction.

Investor understands the risks related to the purchase of the Interests*.*

Company desires to sell its Interests to Investor.

Investor desires to purchase the Interests from Company.

This Agreement shall govern the sale of the Interests by Company and the purchase of the Interests by Investor.

The Parties desire to be bound by the terms of this Agreement.

ARTICLE I
PURPOSE

1.01   The purpose of this Agreement is to define the terms that will govern the sale of the Interests by Company to Investor and the purchase of the Interests by Investor from Company.

ARTICLE II
DEFINITIONS

2.01   The capitalized terms included in this Agreement and the Offering Materials shall have the following definitions.

"Change of Control" means the acquisition of Company by another entity or the sale of all or substantially all of the assets of Company, such that in either case, the Company's shareholders of record immediately before such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.

"Company" means All American Gunslingers, Inc., a Corporation and the issuer of the Interests.

"Escrow Facilitator" means a neutral third-party entity that holds the funds related to the transaction until all parties have satisfied their contractual obligations and the investment can be closed.

"Excused Payment Period" means a period of time, granted to the Company by 51% of the Investors by vote, during which the Company may make Revenue Share Payments on dates other than the due dates and without constituting an event of default.

"Exemption" means the exemption from the registration requirements of Section 4(a)(6) of the Securities Act of 1933 (the "Act").

"Final Closing" means the final closing of the Offering and release of any remaining funds.

"Funding Portal" means Folla Capital, LLC, which is the intermediary used by Company to facilitate this Offering.

"Initial Closing" means the release of your funds by the Escrow Facilitator to the Company.

"Maximum Offering Amount" means the maximum amount Company intends to raise through this Offering.

"Maximum Revenue Share Return" means the maximum dollar amount an Investor shall receive from the Interests sold through this Offering using the Revenue Share Multiple. The Maximum Revenue Share Return is described in the Offering Materials, and this description is attached as Exhibit A.

"Offering" means this sale of securities according to the Offering Materials.

"Offering Date" means the first date the Interests are offered to Investors.

"Offering Deadline" means February 28, 2025 or earlier as determined by the Company. The Offering Deadline is the timeframe in which the Company must raise the Minimum Offering Amount.

"Offering Materials" means the Form C, the Offering Statement, this Agreement, the educational materials provided by the Funding Portal, and information about Company and this Offering found on the Funding Portal's platform.

"Interests" means the Revenue Share Interests in Company.

"Investment Commitment" means a sum of money calculated by multiplying the number of Interests subscribed to by an Investor by the price at which Company is offering the Interests.

"Purchase Amount" means a sum of money calculated by multiplying the number of Interests purchased by Investor by the price at which Company is offering the Interests.

"Revenue Share Payment" means a payment of principal and/or interest made by Company to Investor that is a portion of the Maximum Revenue Share Return.

"Restricted Securities" means securities acquired from Company that are subject to the resale limitations of 17 CFR § 227.501.

ARTICLE III
SUBSCRIPTION

3.01   Subject to the terms and conditions in this Agreement and its Exhibits, Investor irrevocably subscribes for the Interests for the aggregate Purchase Amount of $_____.

3.02   Investor understands and agrees that Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by Company only when it is signed by a duly authorized officer of Company and delivered to Investor at the Closing referred to in Article IV. Subscriptions need not be accepted in the order received, and the Interests may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, Company shall have no obligation to issue any of the Interests to any person who is a resident of a jurisdiction in which the issuance of Interests to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

ARTICLE IV
PURCHASE

4.01   The purchase and sale of the Interests shall be consummated by executing this Agreement and filling out the Investment Questionnaire through the Funding Portal and opening an account with the Funding Portal. Investor may pay for the Interests by ACH, wire transfer, or check payable to Escrow Facilitator or any other method made available by the Funding Portal on its platform.

4.02   The Escrow Facilitator will hold all investments until the Company until the Initial Closing or the Final Closing.

4.03   The Initial Closing shall occur when:

   a. the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the Minimum Offering Amount;
   b. the Minimum Offering Amount has been deposited into the Escrow Account by the Offering Deadline;
   c. the Form C and the information of this Offering have been posted and publicly available on the Funding Portal for at least 21 days;
   d. the Company chooses to close the Offering earlier than the Offering Deadline to reach the Minimum Offering Amount; and,
   e. if the Company elected to initiate an Initial Closing before the Offering Deadline, the Company has notified the Investor of the new deadline for the Offering at least five business days prior to

the new deadline, and Investor does not cancel his or her investment commitment at least 48 hours before the new deadline.

4.04   Investor shall be notified if the funds shall be released prior to the Offering Deadline. Company shall notify Investor five business days prior to the new offering deadline and Investor shall have until 48 hours prior to the new offering deadline to cancel Investor's investment by notifying the Company in writing.

4.05   The Escrow Facilitator shall return Investor's funds to the Investor if:

  a. the Minimum Offering Amount has not been reached by the Offering Deadline;
  b. before the Minimum Offering Amount is reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,
  c. the Company terminates the Offering for any reason before the Minimum Offering Amount is reached by the Offering Deadline.

ARTICLE V
PAYMENT TERMS

5.01   Revenue Share Payments shall be made following Company's payment schedule as described in Exhibit A and the Offering Materials, in an amount equal to Investor's portion of the Revenue Share Amount. Revenue Share Payments shall continue until the earlier of (i) the date Investor has received Investor's proportionate share of payments from Company according to this Agreement totaling, in the aggregate, the Maximum Revenue Share Return; or (ii) termination of this Agreement as provided herein.

5.02   To the extent that any Revenue Share Payment is not paid within ten (10) business days of such payment becoming due to Investor, and the delay is not excused in accordance with the Excused Payment Period requirements, Company shall be assessed a late payment charge at an annual rate equal to ten percent (10%) based on the number of days elapsed out of a 365-day calendar year. A delay shall be excused under this paragraph to the extent it is due to events outside of Company's control, including without limitation, an act of God or the actions or inactions of a third-party payment processor or Investor, provided that Company will take all reasonable efforts to make the payment as soon as practicable. This late payment charge shall be cumulative and assessed once per month against the unpaid amounts due to Investor from Company from the due date until the date of payment thereof and shall accrue and be added to any balance of unpaid amounts subject to late payment.

5.03   In the event of an unforeseen circumstance where the Company cannot fulfill its obligation to meet a Payment Date, the Company may request an Excused Payment(s) Period in writing and via voting proxy to the Investors. If at least 51% of the investors vote to approve the Excused Payment Period, then the Company will not be in breach of this Agreement.

ARTICLE VI
TERMINATION OR BUY-OUT

6.01   This Agreement and Company's obligation to pay the Revenue Share Amount shall terminate upon (i) written consent of a majority of Investors to the Offering or, (ii) the receipt by Investor of payments from Company totaling, in the aggregate, the Maximum Revenue Share Return, or (iii) a Change of Control.

6.02   Company may, in its sole discretion, at any time before the payment in full of the Maximum Revenue Share Return, buy out Company's obligations to Investor under this Agreement and terminate this Agreement by paying Investor an amount equal to Investor's Maximum Revenue Share Return, less the sum of all previous payments made by Company to Investor according to this Agreement.

6.03   Upon a Change of Control in the Company, Company shall pay before or simultaneously with the closing of such Change of Control an amount equal to the Maximum Revenue Share Return less the sum of all previous payments made by Company to Investor.

ARTICLE VI
DEFAULT

7.01   Each of the following events constitutes a default:

a. if any one (1) Revenue Share Payment Amount is not paid by Company to Investor on or before the due date, to the extent the delay is not excused in accordance with the Excused Period Procedure, as defined in this Agreement, and the non-payment continues for a period of sixty (60) days thereafter;

b. an involuntary proceeding has been commenced, or an involuntary petition has been filed seeking (i) liquidation, reorganization, or other relief in respect of Company or any of its debts, or of a substantial part of its assets, under any federal, state, or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or a substantial part of its assets, and, in any such case, such proceeding or petition has continued undismissed for sixty (60) days or order or decree approving or ordering any of the foregoing has been entered;

c. Company has (i) voluntarily commenced any proceeding or filed any petition seeking liquidation, reorganization, or other relief under any federal, state, or foreign bankruptcy, insolvency, receivership, or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause c(i) immediately above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Company or a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action to effect any of the foregoing; or

d. Company breaches any other covenant of Company contained in this Agreement, and such breach continues for a period of thirty (30) business days after Investor delivers written notice of the breach to Company.

7.02   If default occurs that is not cured, Investor may employ an attorney to enforce Investor's rights and remedies, and Company hereby agrees to pay to Investor's reasonable attorneys' fees not exceeding a sum equal to fifteen percent (15%) of the Purchase Amount less the sum of all previous payments made by Company to all Investors according to this Agreement, plus all other reasonable expenses incurred by Investor in exercising any of Investor's rights and remedies upon default.

ARTICLE VIII
REPRESENTATIONS BY THE COMPANY

8.01   Company represents and warrants to Investor that the following representations are true and complete as of the Offering Date, except as otherwise indicated:

a. Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations.

b. All corporate action has been taken or will be taken before the Offering Date by the Chief Executive Officer that is necessary for the authorization and execution of the purchase and sale of the Interests by Company. This Agreement, when executed and delivered by Company, shall constitute valid and legally binding obligations of Company, enforceable against Company per their respective terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or as limited by-laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. The Interests have been duly authorized and, when issued, delivered, and paid for in the manner outlined in this Agreement, will be validly issued, fully paid, and nonassessable, and will conform in all material respects to the description thereof outlined in the Offering Memorandum. Based in part on the accuracy of the representations of Investor and subject to filings according to the Securities Act, and applicable state securities laws, the offer, sale, and issuance of the Interests to be issued according to and in conformity with the terms of this Agreement will be issued in compliance with all applicable federal and state securities laws.

d. To its knowledge, Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, or operations of Company.

e. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator, or governmental body, or to Company's knowledge, currently threatened in writing (a) against Company or (b) against any consultant, officer, director, or key employee of Company arising out of his/her consulting, employment, or board relationship with Company or that could otherwise materially impact Company.

f. Following a reasonable investigation per 17 CFR § 227.503 promulgated under the Securities Act, none of Company, its directors, executive officers, any other officers participating in the Offering described by this Agreement, or any beneficial owner of twenty percent (20%) or more of Company's outstanding voting securities meet any of the disqualifying criteria described in Rules 503 (a)(1) through (8).

ARTICLE IX
REPRESENTATIONS BY INVESTOR

The representations, warranties, and agreements, together with all other representations and warranties made or given by Investor to Company in any other written statement or document delivered in connection with the transactions contemplated hereby, shall be true and correct in all respects on and as of the Offering Date as if made on and as of such date and shall survive such date. If more than one person is signing this Agreement, each representation, warranty, and undertaking herein shall be the joint and several representations, warranty, and undertaking of each such person.

9.01   Investor represents and warrants to Company that Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Interests, enter into this Agreement, and perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

9.02   Investor represents and warrants to Company that Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Interests as a nominee or agent or otherwise for any other person.

9.03   Investor represents and warrants to Company that Investor shall comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Interests and obtain any consent, approval, or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and Company shall have no responsibility therefor.

9.04   Investor represents and warrants to Company that Investor has received and relied only on the information in the Offering Memorandum.

9.05   Investor represents and warrants to Company that Investor is not relying on any communication (written or oral) of Company or any of its affiliates as investment or tax advice or as a recommendation to purchase the Interests. It is understood that information and explanations related to the terms and conditions of the Interests provided in the Offering Memorandum or otherwise by Company or any of its affiliates shall not be considered investment or tax advice or a recommendation to purchase the Interests, and that neither Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Interests. Investor acknowledges that neither Company nor its affiliates have made any representation regarding the proper characterization of the Interests to determine Investor's authority to invest in the Interests. Investor is familiar with the business and financial condition and operations of Company, all as generally described in the Offering Memorandum. Investor has had access to such information concerning Company and the Interests as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Interests.

9.06   Investor represents and warrants to Company that Investor understands and accepts that the purchase of the Interests involves various risks, including the risks outlined in the Offering Memorandum and this Agreement. Investor has carefully evaluated the risks of investing and has the capacity, either alone or with a professional advisor, to protect his/her/its Interests in connection with a purchase of the Interests.

9.07   Investor represents and warrants to Company that Investor can bear any loss associated with an investment in the Interests.

9.08   Investor represents and acknowledges that Company has the right in its sole and absolute discretion to abandon this Offering at any time before the completion of the Offering. This Agreement shall thereafter have no force or effect, and Company shall return the previously paid Purchase Amount of the Interests, without interest thereon, to Investor.

9.09   Investor represents and warrants to Company that Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Interests or made any finding or determination concerning the fairness or advisability of this investment.

9.10   Investor represents and warrants to Company that Company has not (a) given any guarantee or representation as to the potential success, return, effect, or benefit (either legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Interests or (b) made any representation to Investor regarding the legality of an investment in the Interests under applicable legal investment or similar laws or regulations. In deciding to purchase the Interests, Investor is not relying on the advice or recommendations of Company, and Investor has made its own independent decision that the investment in the Interests is suitable and appropriate for Investor.

9.11   Investor represents and warrants to Company that Investor is not relying upon any person, other than Company and its officers and directors, in making its investment or decision to invest in Company. Investor agrees that neither any Investor nor the respective controlling persons, officers, directors, partners, agents, or employees of any Investor shall be liable to any other Investor for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Interests.

9.12   Investor represents and warrants that he/she has reviewed the Offering Memorandum and corporate documents. Investor understands that any projections which may be made in the Offering Memorandum are mere estimates, were prepared by Company's management, and may not reflect the actual results of Company's operations. Investor represents that Investor has received from Company the documents, records, and books that Investor requested to evaluate this Offering.

9.13   Investor represents and warrants to Company that Investor has such knowledge, skill, and experience in business, financial, and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Interests. With the assistance of Investor's professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Interests and the consequences of this Agreement. Investor has considered the suitability of the Interests as an investment in light of its circumstances and financial condition, and Investor can bear the risks associated with an investment in the Interests and its authority to invest in the Interests. Investor has determined that the investment is suitable for him/her.

9.14   Investor represents and warrants to Company that Investor is acquiring the Interests solely for Investor's beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Interests.

9.15   Investor understands that the Interests have not been, and will not be, registered under the Securities Act because of a specific Exemption from the registration provisions of the Securities Act which depends upon, among other things, the bonafide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor understands that the Interests are Restricted Securities under applicable Interested States federal and state securities laws and that, according to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an Exemption from such registration and qualification requirements are available. Investor acknowledges that Company has no obligation to register or qualify the Interests for resale. Investor further acknowledges that if an Exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Interests, and on requirements relating to Company which is outside of Investor's control, and which Company is under no obligation, and may not be able, to satisfy.

9.16   Investor represents and warrants to Company that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Interests or any interest therein, or make any offer or attempt to do any of the foregoing, except according to the registration of the Interests under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws and that the certificates representing the Interests will bear a legend-making reference to the foregoing restrictions. Additionally, Company and its affiliates shall not be required to give effect to any purported transfer of such Interests except upon compliance with the foregoing restrictions.

9.17   Investor represents and warrants to Company that, unless an Investor has indicated to the contrary on the Agreement, he/she will certify that his/her taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he/she is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty percent (20%) withholding on interest or dividends paid to the holder of the Interests.

9.18   Investor represents and warrants that he/she understands that the price of the Interests has been determined arbitrarily by Company and may not be indicative of the true value of the Interests.

9.19   Investor represents and warrants that all information that Investor has furnished and furnishes to Company is true, correct, and complete as of the date of execution of this Agreement, and if there should be any material change in such information before the Offering Date, Investor will immediately furnish such revised or corrected information to Company.

9.20   Investor represents and warrants that he/she understands that the Offering is a continuous offering, and the Company may close on any Investment Commitment at any time without further notification to Investor, as long as the release conditions established by the Escrow Facilitator have been met.

9.21   Investor represents and warrants that he/she has access to and reviewed the educational materials provided by Funding Portal.

ARTICLE X
INVESTOR VERIFICATION

10.01 Investor understands that to subscribe for Interests in this Offering, Investor does not have to be an "Accredited Investor" as defined in Section 230.501 of Regulation D under the Securities Act.

10.02 Furthermore, if Investor is an "Accredited Investor," Investor understands that, as a condition to Company's acceptance of this subscription, Investor must complete an Accredited Investor Verification Process administered by the Funding Portal or such other Accredited Investor Program that may be implemented by the Company. The information provided by Investor in the Accredited Investor Verification Process is true and correct, and Investor understands that Company is relying upon such information in connection with the purchase of the Interests by Investor.

10.03 Investor acknowledges and agrees that Company may make or cause to be made such further inquiry and obtain such additional information as it may deem appropriate concerning the suitability of Investor as an Investor in the Interests.

10.04 Investor acknowledges and agrees that the contact information provided at the time of investment through the Funding Portal will be maintained solely by the Investor for the duration of the investment, that there are no fees associated with doing so by the Funding Portal and acknowledges that the Company relies on this information for any correspondence and payment of its obligations to the Investor.

ARTICLE XI
TRANSFERABILITY

11.01 Investor understands that the Interests are Restricted Securities under applicable Interested States federal and state securities laws and that, according to these laws, Investor must hold the Interests indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an Exemption from such registration and qualification requirements are available.

11.02 Even if an Investor's Interests become eligible to be transferred, Investor shall not at any time transfer any of his or her or its Interests except per the conditions and limitations outlined in the corporate documents.

ARTICLE XII
INDEMNIFICATION

11.51 Investor agrees to indemnify and hold harmless Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Members, and agents from any liability, claims, costs, damages, losses, or expenses incurred or sustained by them as a result of Investor's representations and warranties being untrue or inaccurate, or because of a breach of this Agreement by Investor.

ARTICLE XIII
NOTICES

13.01 All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered personally, sent by electronic delivery, or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to Company:	All American Gunslingers, Inc. 4321 US 19 New Port Richey, FL 34652 Attention: Joseph Bitz Email address: joe@aagunslingers.com
If to Investor:	The address set forth on the signature page hereto or the Investor's registered email address

13.02   By executing this Agreement, Investor consents to electronic delivery, including through email, by posting on an electronic message board, or by other means of electronic communication. Notices and materials that may be submitted by electronic delivery include notices, financial statements, tax reports, valuations, reports, reviews, analyses or other materials, information about the investment, and any other documents, information, and communications concerning the affairs of Company, required, or permitted to be provided to Investor.

ARTICLE XIV
MISCELLANEOUS

14.01   Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

14.02   Neither this Agreement nor any right, remedy, obligation, or liability arising hereunder or by reason hereof shall be assignable by either Company or Investor without the prior written consent of the other party.

14.03   INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY CONCERNING ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

14.04   This Agreement shall be governed by and construed following the laws of the State of Florida. Investor agrees that any action or proceeding directly or indirectly relating to or arising out of this Agreement of this Offering, any breach hereof, or any transaction covered hereby shall be resolved, whether by arbitration or otherwise, within the State of Florida.

14.05   This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be deemed an original and all of which together shall be deemed one and the same agreement.

14.06   The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

14.07   All representations, warranties, and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by Company and the Final Closing, (ii) changes in the transactions, documents, and instruments described in the Offering Materials which are not material, or which are to the benefit of Investor and (iii) the death or disability of Investor.

14.08   If any action or other proceeding is brought for the enforcement of this Agreement or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding in addition to any other relief to which they may be entitled.

14.09   If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

14.10   This Agreement constitutes the sole and entire agreement of the Parties concerning the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, concerning such subject matter.

[Signature Page Follows]

IN WITNESS WHEREOF, Investor has executed this Agreement on _____.

□ "By checking this box, I, the Investor, acknowledge that I have reviewed the Company's Form C and Offering Materials, as well as the educational materials provided on the Funding Portal, understood the risks that come with investing in issuing companies on the Funding Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Funding Portal does not offer any investment advice or suggestions."

□ "By checking this box, I, the Investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the Offering Deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

□ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Funding Portal's educational materials."

□ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Funding Portal."

"INVESTOR"

Signature of Investor:

Printed Name of Investor:

Street Address:

City, State, and Zip Code:

Purchase Amount of Interests: $ _____

SUBSCRIPTION ACCEPTED:

All American Gunslingers, Inc.

By: _____
        Joseph Bitz, CEO

Date: _____

Exhibit A

OFFERING INFORMATION	
Issuer Name	All American Gunslingers, Inc.
Maximum Offering Amount	$1,235,000
Minimum Investment Amount	$500
Minimum Investment Increment	$100
PATRIOT REVENUE SHARE AGREEMENT PAYMENT TERMS	
Percentage of the Issuer's Gross Revenue to be allocated to make Revenue Share Payments	10%
Revenue Share Multiple for Investors	1.7 x
Maximum Revenue Share Return to be paid in connection with the Offering to Investors if the Maximum Offering Amount is achieved.	$2,099,500
Start Date of Patriot Revenue Share Subscription Agreement	The start date of your Patriot Revenue Share Subscription Agreement will be on the day that your investment has been accepted by the Company and disbursed to the Company by the escrow Facilitator
Payment Frequency	Quarterly beginning on the First Revenue Sharese Payment Date
First Revenue Share Payment Date	The first Revenue Share Payment date, regardless of when your investment is accepted by the Company and disbursed to the Company, will be on March 31, 2025
Patriot Revenue Share Payments made to	Directly to Investor
PATRIOT REVENUE SHARE PAYMENT SCHEDULE	
Period Ending	**Revenue Share Payment Date**
December 31	January 31
June 30	July 31
PERKS	

Perks	Investment Levels				
	$500	**$1.500**	**$5,000**	**$25,000**	**$100,000**
Hats	1	1	2	2	5
Patches	1	2	2	2	5
Stickers	1	3	5	5	10
Coins	1	1	1	1	1
Range cards	1	1	1	3	5
Membership		Basic	Standard	Advanced	Advanced
Name on Investor wall		Yes	Yes	Yes	Yes
Other					One sole use day of range annually until security is paid back in full.